Exhibit 99.1

Yatsen Reports Second Quarter 2021 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on August 26, 2021

GUANGZHOU, China, August 26, 2021 - Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading Chinese beauty company, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

•	Total net revenues for the second quarter of 2021 increased by 53.5% to RMB1.53 billion (US$236.2 million) from RMB993.2 million in the prior year period.

•	Gross margin for the second quarter of 2021 was 65.7% compared to 61.1% in the prior year period.
•	Gross sales[1] for the second quarter of 2021 increased by 48.7% to RMB1.71 billion (US$265.4 million) from RMB1.15 billion in the prior year period.
•	The number of Direct-to-Consumer (“DTC”) customers[2] for the second quarter of 2021 increased by 13.3% to 10.2 million from 9.0 million in the prior year period.
•	Average net revenue per DTC customer[3] for the second quarter of 2021 increased by 17.6% to RMB116.7 from RMB99.2 in the prior year period.

Mr. Jinfeng Huang, founder, Chairman and Chief Executive Officer of Yatsen, said, “We are pleased with our performance in the second quarter, driven by customer growth stemming from our flagship brand Perfect Diary and newly incubated and acquired brands such as Pink Bear, Galénic, DR. WU, and Eve Lom. As our color cosmetics and skincare brands resonate more and more with consumers, we are confident and firmly committed to further boosting our market share among Gen-Z, Gen-A and an expanding group of luxury consumers, and transforming Yatsen into a flourishing global multi-brand beauty group. We will continue to invest in R&D and technological capabilities as innovation and creativity remain the hallmarks of our brand. We believe this, along with our user-centric value proposition, will continue to drive our future success.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “We achieved another quarter of strong growth, with revenues growing by 53.5% year-over-year and reaching RMB1.53 billion. With increased revenues and an improved product mix, our second-quarter gross margin rose to 65.7% from 61.1% in the same period last year. Notably, our efforts to optimize our ROI on marketing expenses yielded encouraging results, leading to lower operating expenses and a subsequent improvement to our bottom line. Our non-GAAP net loss margin decreased to 12.8% from 17.4% in the same period last year. Looking ahead,

[1]

Gross sales refers to the total value of all orders for products and services placed and shipped, regardless of whether the goods are returned. Calculation of gross sales includes shipping charges paid by customers to the Company.

[2]

DTC customers refer to the customers that have placed one or more orders purchasing products through the Company’s DTC channels, including the Company’s online stores on third-party e-commerce platforms, the Company’s channels on Weixin and experience stores, during the relevant periods, if such products were shipped, but regardless of whether or not the customer returned the products. This number does not include the number of customers placing orders through the Company’s third-party e-commerce platform distributors including JD.com and Vipshop and certain DTC channels where such data is yet to be available to the Company.

[3]

Average net revenue per DTC customer is calculated as total net revenues generated by DTC customers from DTC channels, including our online stores operated on e-commerce platforms, our company channels on Weixin and our experience stores, divided by the total number of DTC customers in the relevant period. For the quarters ended June 30, 2020 and June 30, 2021, our total net revenues generated from DTC channels were RMB892.6 million and RMB1.19 billion, respectively. Total number of DTC customers for the three months ended June 30, 2021 did not include customers of certain DTC channels as such data is yet to be available to the Company. As a result, the average net revenue per DTC customer for the three months ended June 30, 2021 did not take into account revenues generated from such channels.

we will continue to work to achieve sustainable growth, taking the best interests of our long-term investors and our broader customer base into account.”

Second Quarter 2021 Financial Results

Net Revenues. Total net revenues for the second quarter of 2021 increased by 53.5% to RMB1.53 billion (US$236.2 million) from RMB993.2 million in the prior year period. The increase was primarily attributable to (i) sales from our newly launched and acquired brands, and (ii) an increase in the number of DTC customers and average net revenue per DTC customer during the period.

Gross Profit and Gross Margin. Gross profit for the second quarter of 2021 increased by 65.1% to RMB1.00 billion (US$155.2 million) from RMB607.0 million in the prior year period. Gross margin for the second quarter of 2021 increased to 65.7% from 61.1% in the prior year period. The increase was primarily attributable to (i) premiumization of our Perfect Diary brand, and (ii) increased sales from skin care brands with higher margins.

Operating Expenses. Total operating expenses for the second quarter of 2021 increased by 51.0% to RMB1.41 billion (US$218.7 million) from RMB935.3 million in the prior year period. As a percentage of total net revenues, total operating expenses for the second quarter of 2021 were 92.6%, as compared with 94.2% in the prior year period.

•

Fulfillment Expenses. Fulfillment expenses for the second quarter of 2021 were RMB118.1 million (US$18.3 million), as compared with RMB81.7 million in the prior year period. As a percentage of total net revenues, fulfillment expenses for the second quarter of 2021 decreased to 7.7% from 8.2% in the prior year period. The decrease was primarily attributable to the high base effect of the prior year period, during which logistic costs were high as result of the COVID-19 pandemic.

•

Selling and Marketing Expenses. Selling and marketing expenses for the second quarter of 2021 were RMB972.5 million (US$150.6 million), as compared with RMB622.5 million in the prior year period. As a percentage of total net revenues, selling and marketing expenses for the second quarter of 2021 increased to 63.8% from 62.7% in the prior year period. The increase was primarily attributable to (i) an increase in personnel costs and share-based compensation expenses, and (ii) expansion of offline experience store network.

•

General and Administrative Expenses. General and administrative expenses for the second quarter of 2021 were RMB286.4 million (US$44.4 million), as compared with RMB216.8 million in the prior year period. As a percentage of total net revenues, general and administrative expenses for the second quarter of 2021 decreased to 18.8% from 21.8% in the prior year period. The decrease was primarily attributable to a decrease in share-based compensation expenses compared to the second quarter of 2020.

•

Research and Development Expenses. Research and development expenses for the second quarter of 2021 were RMB35.2 million (US$5.5 million), as compared with RMB14.3 million in the prior year period. As a percentage of total net revenues, research and development expenses for the second quarter of 2021 increased to 2.3% from 1.4% in the prior year period. The increase was primarily attributable to an increase in personnel costs and share-based compensation expenses as a reflection of our commitment to enhance our research and development capabilities.

Loss from Operations and Non-GAAP Loss from Operations4. Loss from operations for the second quarter of 2021 increased by 24.9% to RMB409.9 million (US$63.5 million) from RMB328.3 million in the prior year period. Operating loss margin was 26.9%, as compared with 33.1% in the prior year period.

Non-GAAP loss from operations for the second quarter of 2021 increased by 17.7% to RMB211.4 million (US$32.7 million) from RMB179.6 million in the prior year period. Non-GAAP operating loss margin was 13.9%, as compared with 18.1% in the prior year period.

Net Loss and Non-GAAP Net Loss5. Net loss for the second quarter of 2021 increased by 21.6% to RMB391.2 million (US$60.6 million) from RMB321.7 million in the prior year period. Net loss margin was 25.7%, as compared with 32.4% in the prior year period.

Non-GAAP net loss for the second quarter of 2021 increased by 12.6% to RMB194.9 million (US$30.2 million) from RMB173.1 million in the prior year period. Non-GAAP net loss margin was 12.8%, as compared with 17.4% in the prior year period.

Net Loss attributable to Ordinary Shareholders per Diluted ADS6 and Non-GAAP Net Loss attributable to Ordinary Shareholders per Diluted ADS7. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the second quarter of 2021 was RMB0.62 (US$0.10), as compared with RMB5.68 in the prior year period.

Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the second quarter of 2021 was RMB0.31 (US$0.05), as compared with RMB1.28 in the prior year period.

Balance Sheet and Cash Flow

As of June 30, 2021, the Company had cash and cash equivalents and restricted cash of RMB4.11 billion (US$635.9 million), as compared with RMB5.73 billion as of December 31, 2020.

For the quarter ended June 30, 2021, net cash used in operating activities was RMB79.0 million (US$12.2 million).

Business Outlook

For the third quarter of 2021, the Company expects its total net revenues to be between RMB1.33 billion and RMB1.39 billion, representing a year-over-year growth rate of approximately 5% to 10%. The growth outlook in the third quarter is mainly attributable to the unusual quarterly seasonality pattern caused by the COVID-19 pandemic last year. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.4566 to US$1.00, the exchange rate in effect as of June 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company

[4]

Non-GAAP loss from operations is a non-GAAP financial measure, which is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions.

[5]

Non-GAAP net loss is a non-GAAP financial measure, which is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments.

[6]	ADS refers to the American depositary shares, each of which represents four Class A ordinary shares.
[7]

Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net loss attributable to ordinary shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) tax effects on non-GAAP adjustments, (iv) accretion to preferred shares, and (v) deemed dividends to preferred shareholders due to modification of preferred shares.

makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company will hold a conference call on August 26, 2021 at 7:30 A.M. Eastern Time or 7:30 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter 2021.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10159579

The replay will be accessible through September 2, 2021 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Conference ID:	10159579

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading player in China’s beauty market with a mission to create an exciting new journey of beauty discovery for consumers in China and around the world. Founded in 2016, the Company has launched and acquired seven color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU (its mainland China business), Eve Lom and Pink Bear. The Company’s flagship brand, Perfect Diary, is one of the top color cosmetics brands in China in terms of online retail sales value. Leveraging its digitally native direct-to-customer business model, the Company has built a platform with core capabilities which enables it to launch and scale multiple brands quickly while offering a wide selection of products to a growing variety of customers. The Company reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China. For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) tax effects on non-GAAP adjustments, (iv) accretion to preferred shares, and (v) deemed dividends to preferred shareholders due to modification of preferred shares. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	5,727,029	4,105,047	635,791
Restricted Cash	6,363	648	100
Accounts receivable	419,317	384,495	59,551
Inventories, net	616,808	631,045	97,736
Prepayments and other current assets	304,641	425,498	65,901
Amounts due from related parties	14,370	60	9
Total current assets	7,088,528	5,546,793	859,088
Non-current assets
Investments	34,862	91,593	14,186
Property and equipment, net	285,297	290,973	45,066
Goodwill	20,596	792,953	122,813
Intangible assets, net	189,090	698,886	108,244
Deferred tax assets	597	2,607	404
Right-of-use assets, net	536,710	530,058	82,096
Other non-current assets	152,058	58,860	9,116
Total non-current assets	1,219,210	2,465,930	381,925
Total assets	8,307,738	8,012,723	1,241,013
Liabilities, redeemable non-controlling interests and shareholders' equity (deficit)
Current liabilities
Accounts payable	466,705	272,203	42,159
Advances from customers	6,228	6,518	1,010
Accrued expenses and other liabilities	411,944	469,969	72,788
Amounts due to related parties	11,814	9,204	1,426
Income tax payables	18,686	14,154	2,192
Lease liabilities due within one year	215,300	242,233	37,517
Total current liabilities	1,130,677	1,014,281	157,092
Non-current liabilities
Deferred tax liabilities	1,557	100,809	15,613
Deferred income-non current	-	64,187	9,941
Lease liabilities	311,910	291,261	45,111
Total non-current liabilities	313,467	456,257	70,665
Total liabilities	1,444,144	1,470,538	227,757
Redeemable non-controlling interests	-	179,807	27,849
Shareholders’ equity (deficit)
Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated; 1,736,321,157 Class A shares and 960,852,606 Class B ordinary shares issued; 1,586,957,585 Class A ordinary shares and 939,496,191 Class B ordinary shares outstanding as of December 31, 2020 and June 30, 2021)	173	173	27
Treasury shares	(12)	(12)	(2)
Additional paid-in capital	11,165,697	11,431,183	1,770,465
Statutory reserve	20,051	20,051	3,106
Accumulated deficit	(4,240,134)	(4,947,393)	(766,254)
Accumulated other comprehensive income (loss)	(97,265)	(153,762)	(23,815)
Total Yatsen Holding Limited shareholders' (deficit) equity	6,848,510	6,350,240	983,527
Non-controlling interests	15,084	12,138	1,880
Total shareholders' (deficit) equity	6,863,594	6,362,378	985,407
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	8,307,738	8,012,723	1,241,013

(1)

At the date of this report, the Company is still in the process of finalizing the valuation of the assets acquired and liabilities assumed on the acquisition date of Eve Lom. Total assets acquired, assumed liabilities, redeemable non-controlling interest and goodwill relating this acquisition was estimated in the financial statements as of June 30, 2021, which can be subject to adjustments upon the completion of its valuation. Such adjustments may include reclassifications between intangible assets, redeemable non-controlling interest, deferred tax liabilities and goodwill and impacts to the consolidated statements of operations are not expected to be material.

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended June 30,
	2020	2021	2021
	RMB'000	RMB'000	USD'000
Total net revenues	993,238	1,525,001	236,193
Total cost of revenues	(386,224)	(522,640)	(80,947)
Gross profit	607,014	1,002,361	155,246
Operating expenses:
Fulfilment expenses	(81,666)	(118,072)	(18,287)
Selling and marketing expenses	(622,534)	(972,506)	(150,622)
General and administrative expenses	(216,845)	(286,448)	(44,365)
Research and development expenses	(14,267)	(35,216)	(5,454)
Total operating expenses	(935,312)	(1,412,242)	(218,728)
Income (loss) from operations	(328,298)	(409,881)	(63,482)
Financial income	3,717	11,346	1,757
Foreign currency exchange income (losses)	(661)	(1,479)	(229)
Income (loss) from equity method investments, net	(82)	(140)	(22)
Other non-operating income (expenses)	2,655	7,831	1,213
Income (loss) before income tax expenses	(322,669)	(392,323)	(60,763)
Income tax (expense) benefit	930	1,112	172
Net income (loss)	(321,739)	(391,211)	(60,591)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	-	1,290	200
Net income (loss) attributable to Yatsen's shareholders	(321,739)	(389,921)	(60,391)
Accretion to preferred shares	(64,250)	-	-
Deemed dividends to preferred shareholders due to modification of preferred shares	(375,033)	-	-
Net income (loss) attributable to ordinary shareholders of Yatsen	(761,022)	(389,921)	(60,391)
Shares used in calculating earnings per share (1):
Weighted average number of Class A and Class B ordinary shares:
—Basic	534,967,186	2,526,453,776	2,526,453,776
—Diluted	534,967,186	2,526,453,776	2,526,453,776
Net income (loss) per Class A and Class B ordinary share
Net income (loss) attributable to Yatsen's ordinary shareholders —Basic	(1.42)	(0.15)	(0.02)
Net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(1.42)	(0.15)	(0.02)
Net income (loss) per ADS (4 ordinary shares equal to 1 ADS)
Net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(5.68)	(0.62)	(0.10)
Net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(5.68)	(0.62)	(0.10)

	For the Three Months Ended June 30,
	2020	2021	2021
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000
Fulfilment expenses	-	8,521	1,320
Selling and marketing expenses	-	22,161	3,432
General and administrative expenses	148,464	147,498	22,845
Research and development expenses	-	6,440	997
Total	148,464	184,620	28,594

(1)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended June 30,
	2020	2021	2021
	RMB'000	RMB'000	USD'000
Income (loss) from operations	(328,298)	(409,881)	(63,482)
Share-based compensation expenses	148,464	184,620	28,594
Amortization of intangible assets resulting from assets and business acquisitions	185	13,899	2,153
Non-GAAP income (loss) from operations	(179,649)	(211,362)	(32,735)
Net income (loss)	(321,739)	(391,211)	(60,591)
Share-based compensation expenses	148,464	184,620	28,594
Amortization of intangible assets resulting from assets and business acquisitions	185	13,899	2,153
Tax effects on non-GAAP adjustments	(47)	(2,186)	(339)
Non-GAAP net income (loss)	(173,137)	(194,878)	(30,183)
Net income (loss) attributable to ordinary shareholders of Yatsen	(761,022)	(389,921)	(60,391)
Share-based compensation expenses	148,464	184,620	28,594
Amortization of intangible assets resulting from assets and business acquisitions	185	13,738	2,128
Tax effects on non-GAAP adjustments	(47)	(2,214)	(343)
Accretion to preferred shares	64,250	-	-
Deemed dividends to preferred shareholders due to modification of preferred shares	375,033	-	-
Non-GAAP net income (loss) attributable to ordinary shareholders of Yatsen	(173,137)	(193,777)	(30,012)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	534,967,186	2,526,453,776	2,526,453,776
—Diluted	534,967,186	2,526,453,776	2,526,453,776
Non-GAAP net income (loss) attributable to ordinary shareholders per Class A and Class B ordinary share
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(0.32)	(0.08)	(0.01)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.32)	(0.08)	(0.01)
Non-GAAP net income (loss) attributable to ordinary shareholders per ADS (4 ordinary shares equal to 1 ADS)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(1.28)	(0.31)	(0.05)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(1.28)	(0.31)	(0.05)